EMAIL: EGonzalez@olshanlaw.com DIRECT DIAL: 212.451.2206

November 2, 2020

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Life Partners Position Holder Trust Schedule TO-T Filed on October 28, 2020 File No. 005-90716

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 30, 2020 (the “Staff Letter”), with regard to the above-referenced Schedule TO-T (the “Schedule TO”). We have reviewed the Staff Letter with our client, CFunds Life Settlement, LLC, a Delaware limited liability company (the “Offeror”), and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Offers to Purchase filed by the Offeror on October 28, 2020 (the “Offers to Purchase”).

Schedule TO-T

Exhibit (a)(1)(A) – Offer to Purchase

1.	Given that two separate tender offers are being made, please advise us, with a view toward revised disclosure, why the above-captioned exhibit has been title “Offer to Purchase” instead of “Offers to Purchase.”

The Offeror acknowledges the Staff’s comment and has revised the Schedule TO accordingly.

Section 8. Information Concerning the Trust and the Partnership, page 28

2.	Please revise to include the correct address for the U.S. Securities and Exchange Commission in both locations where the former address has been disclosed.

The Offeror acknowledges the Staff’s comment and has revised the Offers to Purchase accordingly.

November 2, 2020

Section 10. Source and Amount of Funds, page 33

3.	Please advise us, with a view toward revised disclosure, the basis for the statement that “Parent has sufficient capital available to purchase all the Interests which [it seeks].”

The Offeror acknowledges the Staff’s comment and has revised the Offers to Purchase accordingly.

Section 12. Conditions of the Tender Offer, page 34

4.	We note the offer conditions “may be asserted [ ] regardless of the circumstances giving rise to any such condition.” Conditions that are subjectively determinable or within the control of a bidder may result in the offer being deemed illusory in contravention of Section 14(e) of the Exchange Act. Please revise this statement in both locations in which it appears in order to remove the implication that offer conditions may be triggered by the action or inaction of an Offeror (as defined in General Instruction K.1. to Schedule TO at Rule 14d-100).

The Offeror acknowledges the Staff’s comment and has revised the Offers to Purchase accordingly.

5.	We note the following statement: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right shall be deemed an ongoing right…” This representation suggests that the bidders (as defined in Rule 14d-1(g)(2)) may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Purchase, however, the offer materials must be amended to disclose material changes. To the extent a bidder becomes aware of any condition being “triggered” that would enable the offer to be terminated, and thereby cancel the obligation of a bidder to accept tenders, and the bidder elects to proceed with the offer, we view that decision as being tantamount to a waiver of the condition and a material change to the offer. Accordingly, please revise to avoid any inconsistency with respect to the stated understanding of the bidders regarding their planned treatment of material changes.

The Offeror acknowledges the Staff’s comment and has revised the Offers to Purchase accordingly.

Exhibit (a)(1)(B)/(C)

6.	Please advise us of the purpose of the following language: “You acknowledge that you have received the Offer to Purchase and that you have had an opportunity to read the Offer to Purchase, and to discuss the Offer and the Offer to Purchase with your advisors…” Asking holders of the Interests to make the equivalent of a certification appears intended to serve as a means of limiting or eliminating liability. Consequently, the non-negotiable representation such holders are required to make as an apparent pre- condition to having their interests accepted is sought without the Offer to Purchase or Assignment Form first having disclosed the purpose of language and the possible effect tendering will have on their future rights in the event disclosures are subsequently challenged is inconsistent with Item 1011(c) of Regulation M-A and Section 14(e).

November 2, 2020

The Offeror acknowledges the Staff’s comment and respectfully advises the Staff that the referenced language is not intended to serve as a means of limiting or eliminating liability. Rather, there is significant information included in the Offers to Purchase relating to the terms and conditions of the Offer which cannot be summarized completely in the Assignment Form. Since the Assignment Form is a separate document from the Offers to Purchase, the Offeror is merely asking tendering holders of Interests to confirm receipt of the Offers to Purchase and that they read the document before they tender their Interests. Notwithstanding the foregoing, the Offeror has revised the Offers to Purchase to disclose that such representation shall not be deemed to limit their future rights in the event disclosures are subsequently challenged.

Exhibit (a)(1)(G)

7.	Advise us where the Notice of Offer to Purchase for Cash was published and the rule provision(s) under which the bidders proceeded to disseminate the tender offer.

The Offeror acknowledges the Staff’s comment and respectfully advises the Staff that a summary advertisement providing notice of the Offer was published in The Dallas Morning News on October 28, 2020 with circulation throughout the State of Texas. The Offeror properly disseminated its tender offer materials in reliance upon Rule 14d-4(a)(2) of the Exchange Act by making adequate publication in a newspaper of a summary advertisement of the Offer and agreeing to furnish with reasonable promptness its tender offer materials to any security holder who requests such tender offer materials pursuant to the summary advertisement or otherwise.

The Offeror notes that The Dallas Morning News is a daily newspaper with circulation throughout the State of Texas. Pursuant to Rule 14d-4(c) of the Exchange Act, adequate publication may include publication in a newspaper with metropolitan or regional circulation. The Offeror decided to publish in a newspaper with regional circulation in Texas because of the Trust and Partnership’s nexus to Texas and specifically, the Dallas/Fort Worth area. The Offeror notes that both the Trust and Partnership are incorporated in Texas pursuant to a plan of reorganization that was confirmed by the Bankruptcy Court for the Northern District of Texas, Fort Worth Division. The debtors that filed for protection under Chapter 11 of the Bankruptcy Code were also incorporated in Texas. In addition, based on the list of Interest holders received by the Offeror from the Trustee/Manager of the Trust and Partnership, the Offeror believes that a significant portion of the holders of Interests are located in Texas.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman
cc:	Kenneth Schlesinger, Esq.
Jennifer Diagonale, Esq.
Keith McCormack